As filed with the Securities and Exchange Commission on December 30, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AIP Alternative Lending Fund P

(Name of Subject Company (Issuer))

AIP Alternative Lending Fund P

(Names of Filing Persons (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

1633 Broadway

New York, New York 10019

(212) 537-1805

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036-6797

(212) 698-3526

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$125,080,158 (a)	None. (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	No fee required, pursuant to SEC No-Action Letter to Ironwood Multi-Strategy Fund LLC et al (publicly available April 20, 2017).

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Schedule TO

Filing Party: AIP Alternative Lending Fund P

Date Filed: July 2, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transactions subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 2, 2021 (the “Statement Filing Date”) by AIP Alternative Lending Fund P (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 8% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders which desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern time, on August 2, 2021 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern time, on August 23, 2021 (the “Expiration Date”).

2. Certain Shareholders validly tendered all or some of their respective Shares (as designated by such Shareholders) as $417,944 in the aggregate before the Notice Date and did not withdraw such tenders before the Expiration Date. Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2021 (the “Valuation Date”).

4. The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively given on August 30, 2021 to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about October 29, 2021, to the tendering Shareholders a total of $417,944, representing more than 90% of the unaudited net asset value of the total amount of the Shares tendered by Shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

AIP ALTERNATIVE LENDING FUND P

By:	/s/ Francis J. Smith
Name:	Francis J. Smith
Title:	Treasurer and Principal Financial Officer

Dated December 30, 2021